Exhibit 99.11

Skipton Building Society Takes Workforce Management and Employee
Engagement to the Cloud with NICE

NICE’s innovative solutions ensure intelligent automation of intraday self-scheduling and accurate AI-driven forecasting, increasing employee satisfaction and optimizing ROI for Skipton

Hoboken, N.J., February 24, 2021 – NICE (Nasdaq: NICE) announced today that Skipton Building Society has selected its cloud-based Workforce Management (WFM) and Employee Engagement Manager (EEM) offerings as a bundled solution for its contact centers. As part of an ongoing effort to adopt the most advanced technologies, the UK based building society chose NICE to provide its workforce with flexible scheduling capabilities and thereby improve employee satisfaction while boosting efficiencies through AI-driven forecasting and ensuring rapid ROI.

The combined solution of NICE WFM and EEM in the cloud was seen by Skipton Building Society as complementing its long-term business strategy as well as its policy of employee centricity at the forefront. Skipton also saw the immense benefit of migrating to the cloud. This includes lifting the burden of local maintenance and upgrades, as well as increased flexibility for integration with other in-house and third-party systems, in addition to cost savings. As a result, Skipton is able to always have the most current version of the NICE solution and quickly deploy its latest features across the contact center.

In addition to achieving operational efficiencies and cost savings, NICE WFM and EEM were adopted in order to improve employee satisfaction at Skipton Building Society. Agents have remote access to their work schedules and are empowered to independently make intraday or short-term shift changes, which increases engagement and improves overall adherence. While providing agents greater control over their schedules, EEM only allows shift changes that NICE’s AI-driven WFM identifies as beneficial to staffing and occupancy levels. NICE EEM also utilizes Intelligent Intraday Automation® technology to identify projected staffing variances and resolve them in advance in a manner that eliminates or significantly reduces manual and semi-manual WFM schedule change processing and communication.

Benedicte Frew, Head of Distribution and Planning for Skipton Building Society, said, “When we decided to upgrade our WFM, it was natural for us to look to NICE to expand the existing positive relationship we had developed. In addition, we recognized that NICE is the leading vendor in the WFM market, with rich expertise in implementing its cloud-based solutions for a wide variety of enterprises which inspired our confidence. Coupled with NICE EEM’s innovative scheduling capabilities, it was an easy decision for us to choose NICE. Now, with the most advanced solution available for managing our workforce, we enjoy a competitive advantage that complements our overall business model.”

John O’Hara, President, NICE EMEA, said, “With the decision to migrate to the NICE WFM cloud and deploy EEM, Skipton Building Society and NICE have strengthened an existing fruitful relationship. The process was easy and transparent, bringing flexibility, savings and smarter decision-making to the building society’s workforce management with embedded AI and cloud-based technology. We are very pleased that Skipton Building Society has joined thousands of leading contact centers around the world in using the NICE suite of intelligent solutions to help optimize its operations and revolutionize employee engagement.”

Skipton Building Society is a large mutual lending and savings organization in the United Kingdom, with 100 branches and over one million members. It chose to upgrade an on-premises NICE WFM solution to a cloud edition, which it rolled out to 450 contact center agents. NICE EEM has been added as a key component of the new comprehensive solution, integrating intelligent automation for intraday management with WFM’s AI-driven planning, hiring, forecasting and scheduling.

About NICE
NICE (Nasdaq: NICE) is the world’s leading provider of both cloud and on-premises enterprise software solutions that empower organizations to make smarter decisions based on advanced analytics of structured and unstructured data. NICE helps organizations of all sizes deliver better customer service, ensure compliance, combat fraud and safeguard citizens. Over 25,000 organizations in more than 150 countries, including over 85 of the Fortune 100 companies, are using NICE solutions. www.nice.com.

Corporate Media Contact
Christopher Irwin-Dudek, 201-561-4442, chris.irwin-dudek@nice.com, ET

Investors
Marty Cohen, +1 551 256 5354, ir@nice.com, ET
Yisca Erez +972 9 775 3798, ir@nice.com, CET

Trademark Note: NICE and the NICE logo are trademarks or registered trademarks of NICE Ltd. All other marks are trademarks of their respective owners. For a full list of NICE’s marks, please see: www.nice.com/nice-trademarks.

Forward-Looking Statements
This press release contains forward-looking statements as that term is defined in the Private Securities Litigation Reform Act of 1995. Such forward-looking statements, including the statements by Mr. O’Hara, are based on the current beliefs, expectations and assumptions of the management of NICE Ltd. (the “Company”). In some cases, such forward-looking statements can be identified by terms such as “believe,” “expect,” “seek,” “may,” “will,” “intend,” “should,” “project,” “anticipate,” “plan,” “estimate,” or similar words. Forward-looking statements are subject to a number of risks and uncertainties that could cause the actual results or performance of the Company to differ materially from those described herein, including but not limited to the impact of changes in economic and business conditions, including as a result of the COVID-19 pandemic; competition; successful execution of the Company’s growth strategy; success and growth of the Company’s cloud Software-as-a-Service business; changes in technology and market requirements; decline in demand for the Company's products; inability to timely develop and introduce new technologies, products and applications; difficulties or delays in absorbing and integrating acquired operations, products, technologies and personnel; loss of market share; an inability to maintain certain marketing and distribution arrangements; the Company’s dependency on third-party cloud computing platform providers, hosting facilities and service partners;, cyber security attacks or other security breaches against the Company; the effect of newly enacted or modified laws, regulation or standards on the Company and our products and various other factors and uncertainties discussed in our filings with the U.S. Securities and Exchange Commission (the “SEC”). For a more detailed description of the risk factors and uncertainties affecting the company, refer to the Company's reports filed from time to time with the SEC, including the Company’s Annual Report on Form 20-F. The forward-looking statements contained in this press release are made as of the date of this press release, and the Company undertakes no obligation to update or revise them, except as required by law.